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Exhibit 10(k)

          Panax Pharmaceutical Company Ltd. to Combine with Sangen Pharmaceutical Company

     NEW YORK, NY: January 21, 1997 -- Panax Pharmaceutical Company Ltd. [NASDAQ: PANX, PANXU, PANXW] today announced that it has agreed in principle to effect the combination of its business with Sangen Pharmaceutical Company, Penn Valley, Pennsylvania, a privately held corporation organized to engage in the discovery and development of pharmaceutical products for treatment of infectious and inflammatory diseases and cancer. The transaction is subject to the satisfaction of several contingencies, including the execution of a definitive agreement and completion of new debt or equity financing for the combined entity. Leonard S. Jacob, M.D., Ph.D., President and Chief Executive Officer of Sangen, will become the Chairman of the Board and Chief Executive Officer of the new company. Taffy Williams, Ph.D., President and Chief Executive Officer of Panax, will become the new company's President and Chief Operating Officer. The new company's Board of Directors will initially include persons designated by both Panax and Sangen.

     At the closing of the transaction, Dr. Jacob and certain others associated with Sangen will receive, in the aggregate, a combination of 2,350,000 shares of, and warrants to purchase, Panax Common Stock. Pending the receipt of the new financing, Panax has agreed to provide financial support for research and development of the technologies described below.

     Sangen owns the right to acquire an exclusive worldwide license to the soluble CD14 inflammation suppression technology developed by Dr. Sanna Goyert, Associate Professor of Medicine at Cornell University Medical College and Director of the Laboratory of Molecular Hematology at North Shore University Hospital. Dr. Goyert discovered the CD14 receptor on monocytes and elucidated the receptor's fundamental role in the spread of bacterial infections and inflammation. Pre-clinical data indicate that drugs which block the CD14 receptor could be used to treat inflammatory diseases like inflammatory bowel disease (Crohn's disease and ulcerative colitis) or complications from life threatening infections by inhibiting the release of TNF and other pro-inflammatory mediators. Dr. Goyert is currently working to isolate new molecules which appear to inhibit this receptor.

     Additionally, Sangen holds the rights to acquire an exclusive worldwide license to the Thrombospondin (TSP-1) technology owned by Allegheny University of the Health Sciences and discovered by Dr. George Tuszynski, Professor of Surgery, Medicine and Pathology at the University. Dr. Tuszynski's discovery of the TSP-1 receptor and his pre-clinical demonstration of its critical role in promoting metastasis may have a major impact on the treatment of cancer. The Company initially expects to develop a drug which blocks this receptor to prevent the spread of lung cancer. Certain Sangen compounds shown to block metastasis in animal models via the TSP-1 receptor also exhibit anti-angiogenic activity.
Drs. Goyert and Tuszynski will co-chair the new company's Scientific Advisory Board.

     Dr. Jacob, who previously was co-founder and Chief Operating Officer of Magainin Pharmaceuticals, Inc. and prior to that Vice President, Worldwide Clinical Research & Development, SmithKline & French Pharmaceutical Company, commented that "the recent acquisition by Panax of its novel preparative tablet product for clearing the colon prior to colonoscopy provides the new company with a valuable late stage drug candidate. Additionally, Panax provides excellent established chemical synthesis capabilities which will be necessary to exploit the full potential of our technologies."

     Dr. Williams, President of Panax, stated his belief that "the combination would allow Panax to accelerate its commercialization strategy by the addition of two platform technologies that have potential to yield several IND candidates, including one in the GI-field (a primary focus of the combined company) and one in the cancer field."

     The enabling technologies of Sangen coupled with Panax's recent acquisition of the rights to the GI-purgative product will provide the new company the opportunity to more rapidly develop and commercialize its products.